SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W. WASHINGTON, D.C. 20005-2111 —— TEL: (202) 371-7000 FAX: (202) 393-5760 www.skadden.com July 26, 2012

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Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Human Genome Sciences, Inc.

Schedule 14D-9/A

Filed July 19, 2012

File No.: 5-45295

Dear Ms. Duru:

On behalf of Human Genome Sciences, Inc. (the “Company” or “HGS”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated July 25, 2012 (the “Comment Letter”) relating to Amendment No. 12 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on July 19, 2012 (File No. 5-45295) (the “Schedule 14D-9”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Mellissa Campbell Duru

July 26, 2012

Schedule 14D-9/A

1.	We reissue prior comment 2 of our letter dated July 20, 2012.[1]

Response: On July 11, 2012, the Board received an update on the strategic alternative review process, including the Company’s contact with GSK and indication to GSK that the Board was focused on a value greater than $16.00 per Share. In addition, the Board was informed that no alternative bids were expected. On July 14, 2012, the Board received an update on the negotiations with GSK, including the Company’s proposal of $15.50 per Share. On July 15, 2012, the Board received an update on the negotiations with GSK, including the Company’s proposal of $14.30 per Share and GSK’s counterproposal of $14.25 per Share. All of the foregoing information was previously disclosed in Amendment No. 12 to the Schedule 14D-9.

At the July 15, 2012 meeting, the Board did not specifically discuss how the $14.25 per Share price compared to the other prices the Board had previously discussed, other than discussing that it appeared to be the maximum price obtainable from GSK. The Board also had no alternative offers with which to compare the $14.25 per Share price. In addition, the Board had previously discussed the opportunities and risks of remaining independent, and did not specifically raise questions on remaining independent at the July 15 meeting.

Accordingly, the Company respectfully submits that all of the material information in this response has been disclosed in the Schedule 14D-9 and that no supplemental disclosure is required.

2.	We reissue prior comment 3 of our letter dated July 20, 2012. Please supplementally explain in greater detail in your response letter why the company is unable to provide quantitative reconciliation of its own non-GAAP measures included in the internal projections without unreasonable effort. Alternatively, please revise to provide the requisite reconciliation in your next amendment.

Response: The non-GAAP financial measures included under the section captioned “Internal Forecasts” are all forward-looking and, as permitted by Rule 100(a)(2) of Regulation G, the Company is unable to present a reconciliation to the most directly comparable GAAP financial measure without unreasonable effort. The Company notes that certain information required to calculate and reconcile to the

[1]

Prior comment 2 reads as follows: “Please supplement the disclosure to explain the questions the Board asked management and advisors during the afternoon of July 15, 2012. Specifically disclose whether there were discussions regarding the increased offer price as compared to the range of offer prices proposed by the company through that date and/or any alternatives that may have been discussed.”

Mellissa Campbell Duru

July 26, 2012

most directly comparable GAAP financial measure is not ascertainable or accessible, particularly due to the variability and difficulty in making accurate forecasts and projections and the uncertainty of future events.

More specifically, in order to calculate the most directly comparable GAAP financial measure the Company would need to quantify its interest expense for future periods. However, the Company is unable to forecast its GAAP interest expense without determining, for example, the accounting treatment for its outstanding convertible debt, which treatment is contingent upon the Company’s future stock price and the timing of the conversion, neither of which is information the Company can reasonably predict. In addition, reconciliation would present issues with respect to cash versus accrual accounting. The Company’s financial projections were prepared on a cash basis to facilitate the valuation process and the Company assumed that certain product development milestones would be received on a cash basis. In order to reconcile to GAAP, the Company would have to determine the appropriate amortization periods with respect to such milestones based on future events that are altogether uncertain, e.g., product filing dates or product approval dates. Finally, any reconciliation to GAAP would require substantial and complex accounting work to translate the Company’s cash basis tax rate modeling to a GAAP model and to quantity the GAAP tax provision in future periods. Moreover, the Company would need to make assumptions and estimates with respect to, among other things, future R&D tax credits, future corporate tax rates and the timing of the release of valuation allowances, which are all inherently uncertain.

As demonstrated by the foregoing, the Company believes that it cannot reconcile to the most directly comparable GAAP financial measure without unreasonable effort. Accordingly, the Company respectfully submits that reconciliation is not required under Rule 100 of Regulation G.

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If you have any questions with respect to the foregoing, please contact me at (202) 371-7233.

Very truly yours,

/s/ Marc S. Gerber
Marc S. Gerber